Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-194916
To Preliminary Prospectus Supplement dated March 8, 2016
(To Prospectus dated April 9, 2014)

TERM SHEET

Energy Fuels Inc.

Overnight Marketed Offering of Units

March 8, 2016

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Quebec. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus, and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Energy Fuels Inc. (the “Company”).

Offered Securities:

4,375,000 units of the Company (the “Units”, and the offering of such Units, the “Offering”). Each Unit will consist of one common share (each, a “Common Share”) and one-half of one Common Share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Company. Each Warrant will entitle the holder to purchase one Common Share of the Company at a price of US$3.20 per share at any time prior to 5:00 p.m. (Toronto time) on the date that is 36 months after the closing of the Offering, which shall be confirmed by the Company and the Underwriters in connection with the marketing process. The Units will separate into Common Shares and Warrants immediately upon closing of the Offering. The Warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Common Shares underlying the Warrants under the United States Securities Act of 1933.

Size of Issue:	Up to US $10,500,000.

Issue Price:	US$2.40 per Unit (the “Issue Price”), which shall be confirmed by the Company and the Underwriters in connection with the marketing process.

Over-Allotment Option:

The Underwriters will have an over-allotment option, exercisable in whole or in part at any time up to the Closing Date (as defined below), to purchase up to an additional 15% of the base Units at the Issue Price. The Underwriters can elect to exercise the over-allotment option for Units only, Common Shares only, Warrants only, or any combination thereof.

Underwriters:

Cantor Fitzgerald Canada Corporation (“CFCC”), Haywood Securities Inc., Roth Capital Partners, LLC, as co-lead underwriters (the “Co-Lead Underwriters”) and Dundee Securities Ltd., Raymond James Ltd., and Rodman & Renshaw a unit of H.C. Wainwright & Co. (collectively with Co-Lead Underwriters, the “Underwriters”).

Underwriters’ Fee:	6.0%.

Form of Offering:

Offered on an overnight marketed basis by way of a prospectus supplement to the base shelf prospectus of the Company dated April 9, 2014 (collectively, the “Prospectus”) in all provinces of Canada, except Quebec, and in the United States pursuant to the Multi-Jurisdictional Disclosure System, and internationally as expressly permitted by the Company.

Plan of Distribution:

The Underwriters may sell Units in Canada other than Quebec, or in the United States through their U.S. affiliates, Cantor Fitzgerald & Co. and Haywood Securities (USA) Inc. Subject to applicable law, the Underwriters may offer to sell the Units outside of Canada and the United States. Roth Capital Partners, LLC and Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC and are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada.

Use of Proceeds:

The Company intends to use the net proceeds of the Offering as follows: (i) to continue to fund wellfield construction at the Company’s Nichols Ranch Project in Wyoming; (ii) to continue to finance the previously announced shaft sinking and evaluation at the Company’s high-grade Canyon mine project in Arizona; (iii) to fund costs associated with the proposed Mesteña acquisition; and (iv) to fund the cash portion of the proposed acquisition of the remaining 40% of the Roca Honda Project;, and (v) for general corporate needs and working capital requirements.

Listing:	The existing Common Shares are listed on the TSX and the NYSE MKT under the symbols “EFR” and “UUUU”, respectively. The Warrants will not be listed or traded on any securities exchange.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs; public offering in the United States.

Trading Date:	March 9, 2016.

Closing Date:	On or about March 14, 2016, on a T+3 settlement basis.

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”. This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies. Prospective investors should be aware that the acquisition of the Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the Prospectus. Prospective investors should read the tax discussion contained in the base shelf prospectus under the heading “Certain Income Tax Considerations” and in the prospectus supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a portion of the assets of the Company and said persons are located outside the United States.